March 7, 2017

VIA EDGAR

Barbara C. Jacobs

Assistant Director

Office of Information

Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Presidio, Inc. Registration Statement on Form S-1 File No. 333-214755

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise that through the date hereof, we have effected the distribution of 8,283 copies of the Preliminary Prospectus, dated February 27, 2017, to prospective underwriters, institutional investors, prospective dealers and others.

The undersigned, as representatives of the several underwriters, have and will, and each participating underwriter and dealer has advised that it will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m., New York City Time, on March 9, 2017, or as soon as practicable thereafter.

[Signature pages follow]

Very truly yours, J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. As Representatives of the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mulé
Name:	Paul J. Mulé
Title:	Executive Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Edward Wehle
Name:	Edward Wehle
Title:	Managing Director

[Signature Page to Acceleration Request]